UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Madrigal Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

558868105

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

June 15, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 558868105	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,545,113
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,545,113
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,545,113
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1) Based on 18,289,173 shares of common stock (“Common Stock”) of Madrigal Pharmaceuticals, Inc. (the “Issuer”) outstanding as of May 5, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2023.

CUSIP No. 558868105	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,545,113
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,545,113
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,545,113
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1) Based on 18,289,173 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

CUSIP No. 558868105	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,545,113
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,545,113
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,545,113
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Based on 18,289,173 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

CUSIP No. 558868105	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,545,113
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,545,113
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,545,113
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Based on 18,289,173 shares of Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

Schedule 13D

Item 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”) of Madrigal Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is Four Tower Bridge, 200 Barr Harbor Drive, Suite 200, West Conshohocken, Pennsylvania 19428. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) The Reporting Persons are:

1.	Baker Bros. Advisors LP (the “Adviser”)
2.	Baker Bros. Advisors (GP) LLC (the “Adviser GP”)
3.	Felix J. Baker
4.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The securities of the Issuer held by 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences”, and together with 667, the “Funds”) reported herein were purchased with working capital of the Funds in the open market, in transactions with the underwriters of public offerings of the Issuer’s securities and in private transactions directly with the Issuer. 1,969,797 shares of Series A convertible preferred stock (“Series A Convertible Preferred Stock”) and 400,000 shares of Series B convertible preferred stock (“Series B Convertible Preferred Stock” and together with Series A Convertible Preferred Stock, “the Convertible Preferred”) were acquired by the Funds in private transactions with the Issuer and 565,656 shares of Common Stock were purchased by the Funds from the underwriters of public offerings of the Issuer’s securities. All other securities were purchased by the Funds in the open market. The aggregate purchase price of the securities of the Issuer directly held by the Funds reported herein was approximately $324,454,644.

Item 4. Purpose of the Transaction.

The disclosure in Item 3 and in Item 6 below is incorporated herein by reference.

Effective on June 15, 2023, the board of directors of the Issuer (the “Board”) appointed Julian C. Baker, a managing member of the Adviser GP, and Dr. Raymond Cheong, a full-time employee of the Adviser, to the Board as Class III directors. Julian C. Baker and Dr. Cheong will serve on the Board until the Issuer’s Annual Meeting of Stockholders to be held in 2025, and until their respective successors have been elected and qualified. Julian C. Baker will serve as the independent Chairman of the Board. Julian C. Baker and Dr. Cheong will participate in compensation arrangements applicable to the Issuer’s non-employee directors and Board committee members.

In conjunction with their appointment to the Board, each of Julian C. Baker and Dr. Cheong were granted 2,396 restricted stock units (each an “RSU”) by the Issuer, which vest solely into shares of Common Stock on a 1-for-1 basis on June 15, 2024. The policies of the Funds and the Adviser do not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for Julian C. Baker’s and Dr. Cheong’s service on the Board.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. The Reporting Persons or their representatives may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the Board or management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, conversion of preferred securities, vesting of RSUs or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, subject to the limitations on conversion described below.

Name	Common Stock	Series A Preferred Stock	Series B Preferred Stock
667, L.P.	148,821	200,378	39,250
Baker Brothers Life Sciences, L.P.	1,396,292	1,769,419	360,750
Total	1,545,113	1,969,797	400,000

The Funds hold shares of Series A Convertible Preferred Stock. Such shares of Series A Convertible Preferred Stock are a common stock equivalent with no voting rights and are convertible into shares of Common Stock on a 1-for-1 basis. However, the shares of Series A Convertible Preferred Stock are only convertible to the extent that after giving effect to such conversion the holders thereof, together with their affiliates and any persons who are members of a Section 13(d) group with the holders and/or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock of the Issuer (the “Series A Beneficial Ownership Limitation”). As a result of the Series A Beneficial Ownership Limitation, the number of shares of Common Stock that may be issued upon conversion of the shares of Series A Convertible Preferred Stock by the above holders may change depending upon changes in the outstanding shares of Common Stock. By notice to the Issuer, the Funds may increase or decrease the Series A Beneficial Ownership Limitation applicable to that Fund to any other percentage; provided that any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. Due to such Series A Beneficial Ownership Limitation, the Funds cannot presently convert any shares of Series A Convertible Preferred Stock.

In addition, the Funds hold shares of Series B Convertible Preferred Stock. Such shares of Series B Convertible Preferred Stock are a common stock equivalent with no voting rights and are convertible into shares of Common Stock on a 1-for-1 basis. However, the shares of Series B Convertible Preferred Stock are only convertible to the extent that immediately prior to or after giving effect to such conversion the holders thereof, together with their affiliates and any persons who are members of a Section 13(d) group with the holders and/or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock of the Issuer (“Series B Beneficial Ownership Limitation”). As a result of the Series B Beneficial Ownership Limitation, the number of shares of Common Stock that may be issued upon conversion of the shares of Series B Convertible Preferred Stock by the above holders may change depending upon changes in the outstanding shares of Common Stock. By notice to the Issuer, the Funds may increase or decrease the Series B Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%; provided that any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. Due to such Series B Beneficial Ownership Limitation, the Funds cannot presently convert any shares of Series B Convertible Preferred Stock.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has completed and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. In addition, the Adviser has complete and unlimited discretion and authority with respect to the investment and voting power of the RSUs and any Common Stock received upon the vesting of the RSUs, which are held for the benefit of the Funds. The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities.

The disclosure in Item 4 is incorporated by reference herein.

2017 Securities Purchase Agreement

Pursuant to a Securities Purchase Agreement dated June 20, 2017, by and among the Issuer, the Funds, Adage Capital Partners, L.P., Armistice Capital Master Fund Ltd., and Rock Springs Capital Master Fund LP (the “2017 Securities Purchase Agreement”), and subsequently amended by that Amendment No. 2 to Securities Purchase Agreement dated December 23, 2022 (the “Second Amendment to the 2017 Securities Purchase Agreement”), at any time that Richard S. Levy, M.D., ceases to be a member of the Board, the Funds have the right to designate one member of the Board (the “Board Designation Right”) for so long as the Funds: (i) collectively hold at least 984,899 shares of the Issuer’s Series A Convertible Preferred Stock (including the Issuer’s Common Stock issued upon conversion thereof), and (ii) collectively hold the Issuer’s Common Stock and Common Stock Equivalents (as defined in the 2017 Securities Purchase Agreement) (for purposes of this clause (ii) only, on an as-converted basis) representing at least 9.5% of the outstanding shares of Common Stock. In addition, pursuant to the Second Amendment to the 2017 Securities Purchase Agreement, the Funds have a right to designate one Board observer (the “Board Observer Right”) until such time as the Board Designation Right is exercised. In connection with the appointment of Julian C. Baker and Dr. Cheong to the Board, the Adviser on behalf of the Funds agreed to waive the Board Designation Right so long as Julian C. Baker or Raymond Cheong is serving on the Board and also agreed to waive the Observer Right so long as Julian C. Baker or Raymond Cheong is serving on the Board or is a Board observer.

The Issuer also agreed, pursuant to the 2017 Securities Purchase Agreement, that if, at any time, there is not an effective registration statement covering all of the securities purchased in connection with the 2017 Securities Purchase Agreement (the “Registrable Securities”) and the Issuer determines to prepare and file with the SEC a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to an offering for its own account or the account of others of any of its equity securities, other than on Form S-4 or Form S-8 or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, to send to each signatory (among them, the Funds) to the 2017 Securities Purchase Agreement not then eligible to sell all of the Registrable Securities under Rule 144 under the Securities Act in a three-month period, written notice of such determination and if, within ten days after receipt of such notice, any such signatory shall so request in writing, to include in such registration statement all or any part of such Registrable Securities such signatory requests to be registered.

Additionally, the Issuer agreed that, if the Funds determine that they may be deemed to be affiliates of the Issuer within the meaning of Rule 144 of under the Securities Act, the Issuer would enter into the registration rights agreement with the Funds in the form attached as Exhibit B to the 2017 Securities Purchase Agreement.

The foregoing description of the 2017 Securities Purchase Agreement and the Second Amendment to the 2017 Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of both the 2017 Securities Purchase Agreement and the Second Amendment to the 2017 Securities Purchase Agreement, which are incorporated by reference as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

Item 7. Materials to be filed as Exhibits.

Exhibit	Description
99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.
99.2	Securities Purchase Agreement, dated June 20, 2017, by and among the Issuer, the Funds, Adage Capital Partners, L.P., Armistice Capital Master Fund Ltd., and Rock Springs Capital Master Fund LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 21, 2017).
99.3	Amendment No. 2 to Securities Purchase Agreement, dated December 22, 2022, by and among the Issuer and the Funds (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 23, 2022.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker